WEIL, GOTSHAL & MANGES LLP

767 FIFTH AVENUE • NEW YORK, NY 10153-0119

(212) 310-8000

FAX: (212) 310-8007

November 21, 2006

BY EDGAR

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Rural/Metro Corporation

Definitive Additional Materials

Filed November 15, 2006

File No. 0-22056

Dear Mr. Duchovny:

Reference is made to the Definitive Additional Materials filed with the Securities and Exchange Commission (the “SEC”) on Schedule 14A on November 15, 2006, by Rural/Metro Corporation (“Rural/Metro”), in connection with Rural/Metro’s solicitation of proxies from its stockholders. We are submitting this letter on behalf of Rural/Metro in response to the comments of the staff (the “Staff”) of the SEC made by letter dated November 17, 2006. For your convenience, the numbered paragraph in this letter corresponds to the original numbered paragraph in the Staff’s comment letter and we have repeated the Staff’s comment in italicized text preceding our response.

Weil, Gotshal & Manges LLP

Daniel F. Duchovny

November 21, 2006

1.	We note the statement made by Mr. Brucker and a similar statement included in other soliciting materials with respect to the Accipiter Group’s ownership of common stock in one of your competitors. We also note that the Accipiter Group has clarified its ownership in that competitor to be limited to a specific class of common stock with limited voting rights. Please confirm that you will provide additional context for this type of disclosure in future filings. Refer to Rule 14a-9.

On behalf of Rural/Metro, we confirm that in future filings Rural/Metro will provide additional context for any disclosure made with respect to the Accipiter Group’s ownership of common stock in a competitor.

Please do not hesitate to contact me at (212) 310-8411 with any further questions or comments regarding this matter.

Sincerely,

/s/ William P. Welty
William P. Welty

cc:	Christopher E. Kevane, Esq.

Akiko Mikumo, Esq.